UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC FILE NUMBER 001-24977

                                   FORM 12b-25

                                                       CUSIP NUMBER ________

                           NOTIFICATION OF LATE FILING

(Check one):  ___ Form 10-KSB   ___ Form 10-F   _X_ Form 10-QSB   ___ Form N-SAR

                  For Period Ended: September 30, 2006
                                    ------------------
                       ___ Transition Report on Form 10-K
                       ___ Transition Report on Form 20-F
                       ___ Transition Report on Form 11-K
                       ___ Transition Report on Form 10-Q
                       ___ Transition Report on Form N-SAR

                  For the Transition Period Ended: September 30, 2006

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         LINKWELL CORPORATION
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Full Name of Registrant


Former Name if Applicable

         NO. 476 HUTAI BRANCH ROAD, BAOSHAN DISTRICT
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Address of Principal Executive Office (Street and Number)

         SHANGHAI, CHINA  200436
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
  |x|   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)   The accountant's statement or other exhibit required by Rule
              12b-25(C) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant needs additional time to complete the disclosure as management has experienced delays in accumulating data from locations within the Peoples Republic of China and communicating with various professional resources with the United States.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   JAMES WANG           561             989-3286
                   ----------          -----           ----------
                     (Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).   Yes _X_   No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                    Yes ___   No _X_

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              LINKWELL CORPORATION
                              --------------------
                   (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 15, 2006                 By /s/ XUE LIAN BIAN
     -----------------                    -----------------
                                          XUE LIAN BIAN, PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall e typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFT 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).